Exhibit 99.1

Arqit Quantum Inc.

Announces Select Preliminary Financial Results for the First Half of Fiscal Year 2026

London, UK – 10 April 2026

Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) (“Arqit”), a global leader in quantum-safe encryption, announces select preliminary financial results for the first half of fiscal year 2026.

Based on preliminary unaudited results, management expects revenue for the first half period ended 31 March 2026 of approximately $620,000 to $630,000. This compares to $67,000 for the same period in fiscal year 2025 and $530,000 for the full 2025 fiscal period. Cash and cash equivalents were approximately $28.9 million as of 31 March 2026.

Growth in revenue for the first half of fiscal year 2026 versus the comparable period in fiscal year 2025 resulted from but was not limited to:

▪	revenue recognition associated with delivery under contracts signed prior to the commencement of the period; and
▪	revenue recognition associated with three new contracts signed in the period

Recognition of revenue under existing contracts is subject to a number of factors including, amongst others, the successful delivery of our products under the terms of those contracts, and the assumption that customers will not cancel, delay or amend the terms their contracts.

The preliminary financial results discussed in this press release are based on management’s preliminary unaudited analysis of financial results for the first half of fiscal year 2026. As of the date of this press release, the Company has not completed its financial statement reporting and the Company’s independent accounting firm has not reviewed the preliminary financial data discussed in this press release. During the course of the Company’s first half closing procedures and independent accountant review process, including the finalization of its financial statements for and as of the period ended 31 March 2026, the Company may identify items that would require it to make adjustments, which may be material to the information presented above. As a result, the estimates above constitute forward-looking information and are subject to risks and uncertainties, including possible adjustments to preliminary results.

Conference Call

The Company expects to report its first half results in May 2026 followed by a conference call. Additional details, including the date and time of the conference call, will be provided in advance of the event.

About Arqit

Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) secures the world’s most critical data with quantum-safe encryption software. Simple, scalable, and compliant, its products integrate with existing infrastructure, and requires no rip and replace of hardware.

Arqit provides a complete “Detect, Protect, Comply” solution for governments and enterprises that detects and inventories cryptographic assets, protects data, ensures compliance, and safeguards transition to the post-quantum era.

Arqit’s primary product offerings are Encryption Intelligence and NetworkSecure™. Encryption Intelligence detects cryptographic exposure, identifies vulnerabilities, and maps dependencies. NetworkSecure™ protects data in transit with provably secure post-quantum cryptography and contributes to establishment of confidential compute environments for complete data sovereignty.

Arqit is an IDC Innovator for Post-Quantum Cryptography (2024) and a multi-award-winner in quantum-safe security. For more information, visit www.arqitgroup.com.

Media relations enquiries:

Arqit: pr@arqit.uk

Investor relations enquiries:

Arqit: investorrelations@arqit.uk

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) the outcome of any legal proceedings that may be instituted against Arqit, (ii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iii) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors and changes in laws and regulations affecting Arqit’s business, (iv) the ability to implement business plans, forecasts, and other expectations, and identify and realise additional opportunities, (v) the potential inability of Arqit to successfully deliver its operational technology, (vi) the risk of interruption or failure of Arqit’s information technology and communications system, (vii) the enforceability of Arqit’s intellectual property, (viii) market and other conditions, and (ix) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Arqit’s annual report on Form 20-F (the “Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on 9 December 2025 and in subsequent filings with the SEC. While the list of factors discussed above and in the Form 20-F and other SEC filings are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.